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09059768

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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AB
3/12

SEC FILE NUMBER
8- 16549

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04/01/08___ AND ENDING ___12/31/08___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Borst Investment Planning Service Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1316 Dawson Road___
(No. and Street)

___Albany___   ___GA___   ___31707___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas F Borst   (229) 883-1135
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Sullivan Group, P.C.___
(Name – if individual, state last, first, middle name)

___1809 Gillionville Road   Albany___   ___GA___   ___31707___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Thomas F Borst_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Borst Investment Planning Service Inc_____, as of ___December 31_____, 20 __08__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
☐ (a) Facing Page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SULLIVAN GROUP, CPA LLC
1809 GILLIONVILLE RD
ALBANY, GEORGIA 31707
229-883-4737
FAX 229-434-1434

V. CARLYSLE SULLIVAN, JR., C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
GEORGIA SOCIETY OF C.P.A.'S

February 17, 2009

To the Board of Directors
Borst Investment Planning Services, Inc.
Albany, Georgia

Gentlemen:

We have examined the balance sheet of Borst Investment Planning Services, Inc., as of December 31, 2008 and March 31, 2008, and the related statements of income, retained earnings and cash flow for the years then ended and the accompanying supplementary information contained in the attached schedules. Our examination was made in accordance with generally accepted auditing standards, and accordingly, included such tests of the accounting records and such other auditing procedure as we considered necessary in the circumstances in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

Our examination and tests also covered information contained in the Form X-17a-5, Part 11a, and supporting statements and schedules, for the years ended December 31, 2008 and March 31, 2008.

This report is intended solely for the use of the company's filing pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934 and should not be used for any other purpose.

In our opinion, the balance sheet and related statements of income, retained earnings and cash flow presents fairly the financial position of Borst Investment Planning Services, Inc. at December 31, 2008 and March 31, 2008, and the results of its operations and changes in its financial position and principles applied on a consistent basis.

SULLIVAN GROUP, P.C.
Albany, Georgia

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

BALANCE SHEET
December 31, 2008 and March 31, 2008

ASSETS	December 2008	March 2008
Current Assets		
Cash in Bank	$ 11,991	$ 20,078
Accounts Receivable	-	-
Total Current Assets	11,991	20,078
Fixed Assets:		
Furniture and Fixtures	3,401	3,401
Less Accumulated Depreciation	3,401	(3,401)
Total Fixed Assets	-	-
TOTAL ASSETS	$ 11,991	$ 20,078

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 2008	March 2008
Current Liabilities:		
Accounts Payable	$ -	$ -
Payroll Taxes	3,331	2,130
Income Taxes Payable	-	-
Total Current Liabilities	3,331	2,130
Shareholders' Equity:		
Capital Stock (300 Shares issued and Outstanding $ 10 par value)	3,000	3,000
Paid-In Surplus	2,947	2,947
Retained Earnings	2,713	12,001
Total Shareholders' Equity	8,660	17,948
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 11,991	$ 20,078

See Accompanying Notes and Accountants' Report.

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

STATEMENT OF INCOME AND EXPENSE
For The Year Ended December 31, 2008 and March 31, 2008

	2008	2008
Income:		
Commissions	$ 117,958	$ 134,681
Miscellaneous	14	19
	117,972	134,700
Expenses:		
Office	3,314	5,784
Repairs & Maintenance	-	128
Dues & Subscriptions	3,554	652
Insurance	1,438	5,258
Office Rent	4,774	6,365
Telephone	2,644	3,522
Professional Fees	2,400	7,950
Employee Benefits	3,000	-
Cont Education	215	40
Taxes & Licenses	6,687	5,609
Supplies	3,134	-
Advertising	185	5,251
Salaries	90,108	77,088
Vehicle Expense	5,803	6,000
	127,256	123,647
Net Operating Profit (Loss)	(9,284)	11,053
Less Provision for Income Taxes	-	-
Net Profit (Loss)	(9,284)	11,053
Retained Earnings, Beginning	12,001	948
Income Tax Refund	-	-
Retained Earnings, Ending	$ 2,717	$ 12,001

See Accompanying Notes and Accounts' Report.

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

STATEMENT OF CASH FLOW
For The Years Ended December 31, 2008 and March 31, 2008

	2008	2008
Cash Flow From Operation		
Net Income (Loss)	$ (9,284)	$ 11,053
Add (deduct) Items not affecting cash		
Decrease in Accounts Receivable	-	-
Decrease in Taxes - Refund	-	-
Increase in Accounts Payable	1,201	3,130
Income Tax Payable		
Net Cash Flow Provided by Operation	(8,083)	14,183
Cash Flow From Financing Activities	-	-
Net Increase (Decrease) in Cash	(8,083)	14,183
Beginning Cash	20,078	5,895
Ending Cash	$ 11,995	$ 20,078

See Accompanying Notes and Accountants' Report.

BORST INVESTMENT PLANNING SERVICE, INC.
Albany, Georgia

NOTES TO FINANCIAL STATEMENTS

Note 1- Significant Accounting Policies

Accounting Method

Income is accounted for in accordance with the accrual method both for financial reporting and income tax reporting purposes.

Property and Equipment

Property and equipment in use are shown at cost and are depreciated over their estimated useful lives in accordance with the straight-line method both for financial reporting and income tax reporting purposes.

Repairs, maintenance and minor renewals are expensed in the year in which incurred. Expenditures for property, equipment renewals and betterment normally are capitalized.

SUPPLEMENTAL DATA

SULLIVAN GROUP, CPA LLC
1809 GILLIONVILLE RD
ALBANY, GEORGIA 31707
229-883-4737
FAX 229-434-1434

V. CARLYSLE SULLIVAN, JR., C.P.A.

February 17, 2009

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
GEORGIA SOCIETY OF C.P.A.'S

We have examined the financial statements of Borst Investment Planning Services, Inc., for the period April 1, 2008, to December 31, 2008, and have issued our report thereon dated February 17, 2009. As part of our examination, we made a study and evaluation of the system and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities and certain other practices and procedures followed by the client.

Borst Investment Planning Services, Inc. claims the 15c3-3 (K) (1)—Limited Business exemption from SEC rules regarding the Computation for Determination of Reserve Requirements. During the course of our audit, no facts came to our attention that the condition for exemption had not been compiled with during the period. The company does not maintain customers' accounts or handle securities. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purpose of such study and evaluation are to timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The management of Borst Investment Planning Services, Inc. is responsible for establishing and maintaining a system of internal accounting controls. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related cost control procedures.

The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use of disposition and that executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation for the limited purpose described in the first paragraph does not disclose all material in the system. Accordingly, we do not express an opinion on the system of internal accounting controls of Borst Investment Planning Services, Inc., taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of the company's filing pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Sincerely yours,

SULLIVAN GROUP, P.C.
Albany, Georgia

V. CARLYSLE SULLIVAN, JR., C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
GEORGIA SOCIETY OF C.P.A.'S

February 17, 2009

No material inadequacies were found to have existed since the date of the previous audit as required by paragraph (5) of Rule 17a-5.

There were no creditors and therefore there was no need to include a statement of Changes in Liabilities.

There were no material differences in the computation of net capital on the most recent focus report and the financial statements. The only difference being in the timing of the recognition of some income and expense.

The additional references are solely for the company's filing requirement pursuant to Rule 17a-5 and are not intended for any other purpose.

Sincerely yours,

SULLIVAN GROUP, P.C.
Albany, Georgia

SECURITIES INVESTOR PROTECTION CORPORATION

Certification of Exclusion From Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

Name of Broker-Dealer, address, Designated Examining Authority and 1934 Act registration number:

8   16549   APR   NASD   85 8/8/71
BORST INVESTMENT PLANNING
SERVICES, INC.
1316 DAWSON ROAD
ALBANY, GA. 31707-3854

Note: If any of the information shown on the mailing label requires correction, please so indicate on the form filed.

Name and telephone number of person to contact respecting this form:

Thomas F. Borst (912)883-1135

certifies that during the year ending December 31, 19 ___ October 31, 1994 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☒ (i)   the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (ii) the sale of variable annuities;

☒ (iii) the business of insurance;

☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

State whether during the prior year this organization's business as a broker-dealer consisted exclusively of one or more of items (i) through (iv) above: Yes ☐ No ☐ (if inapplicable, please explain).

The following bylaw was adopted by the Board of Directors:

> *Interest on Assessments.* If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section 78ddd(c) of the SIPA.

FOR SIPC REVIEWER	
Dates: _____ _____ _____ Postmarked Received Reviewed Complete: _____ Exceptions: Disposition of Exceptions:	The broker or dealer submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete. Dated the __10__ day of __November__ 19 '94 Borst Investment Planning Serv., Inc. (Name of Corporation, Partnership or other organization) _(Authorized Signature)_ President (Title)

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

STATEMENT OF CHANGES IN OWNER EQUITY
For The Year Ended December 31, 2008 and March 31, 2008

	2008	2008
Beginning Balance	$ 12,001	$ 948
Add:		
Net Profit (Loss)	(9,284)	11,053
Tax Refund		
Ending Balance	$ 2,717	$ 12,001

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

STATEMENT OF NET CAPITAL COMPUTATION
December 31, 2008

ASSETS

Allowable Assets:		
Cash	$ 11,995	
Accounts Receivable - Broker Dealers	-	
Accounts Receivable - Broker Customers	-	
Non-Allowable	-	11,995
Accounts Receivable	-	
Office Equipment - Net	-	-
TOTAL ASSETS		$ 11,995

LIABILITIES AND OWNER'S EQUITY

Liabilities:		
Taxes Payable	3,331	3,331
Owner's Equity:		
Common Stock	3,000	
Paid-In Surplus	2,947	
Retained Earnings	2,717	8,664
TOTAL LIABILITIES AND OWNER'S EQUITY		$ 11,995
Total Owner's Equity		$ 8,664
Less:		
Non-Allowable Assets		-
NET CAPITAL		$ 8,664

The difference between this computation and the most recent Focus Report
is due to timing difference in the recognition of income and some related expense.

BORST INVESTMENT
PLANNING SERVICES, INC.
Albany, Georgia

FINANCIAL STATEMENTS
December 31, 2008 and March 31, 2008